Exhibit 99.3

Last Updated as of April 20, 2021

WEST FRASER

CODE OF CONDUCT

TABLE OF CONTENTS

1.	INTRODUCTION	1
2.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS	1
3.	SAFETY AND HEALTH	2
4.	ENVIRONMENTAL STEWARDSHIP	2
5.	HUMAN RIGHTS, DISCRIMINATION AND HARASSMENT	2
6.	CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITY	3
7.	PROTECTION AND PROPER USE OF ASSETS	5
8.	OFFERING OR ACCEPTING GIFTS AND GRATUITIES / ANTI-CORRUPTION	5
9.	CONFIDENTIAL INFORMATION	6
10.	COMPETITION AND FAIR DEALING	7
11.	POLITICAL CONTRIBUTIONS	7
12.	ACCOUNTING, REPORTING AND DISCLOSURE OF INFORMATION	8
13.	ELECTRONIC COMMUNICATION AND INTERNET PROTOCOL	8
14.	WAIVERS OF THE CODE	9
15.	COMPLIANCE AND REPORTING	9
16.	WHISTLEBLOWER PROTECTION	9
17.	HEDGING AND MONETIZATION	10
18.	SUBSTANCE ABUSE	10

CODE OF CONDUCT

FOR

WEST FRASER TIMBER CO. LTD.

AND ITS SUBSIDIARIES AND AFFILIATES

1. Introduction

This Code of Conduct (“Code”) reaffirms West Fraser’s long-standing policy that its directors, officers and employees conform to the highest legal, ethical and moral standards in conducting the respective businesses of West Fraser Timber Co. Ltd. and its subsidiaries (collectively, the “Company” or “West Fraser”).

This Code applies to and must be complied with by all directors, officers, and employees (including temporary and part-time employees) of West Fraser and its subsidiary companies. Contractors, consultants, agents and anyone else working on behalf of West Fraser are also required to comply with this Code when acting on West Fraser’s or its subsidiaries’ behalf.

This Code is intended to provide general guidelines that will:

•	Ensure compliance with laws and regulations which govern West Fraser’s business activities;

•	Foster a standard of conduct which reflects positively on West Fraser and its employees;

•	Protect West Fraser from financial loss; and

•	Preserve a corporate climate in which the integrity and dignity of each individual is not compromised.

Responsibility for adherence to this Code rests with each individual. Oversight of adherence to this Code ultimately rests with the Company’s Board of Directors.

2. Compliance with Laws, Rules and Regulations

West Fraser is subject to various Canadian and U.S. federal, provincial/state, and local laws and regulations. West Fraser is committed to complying with the law and acting ethically. No one is authorized to undertake any activities in the name of West Fraser, whether administrative, operating or financial, that would knowingly violate any applicable local, provincial/state, federal or foreign laws or regulations. To the contrary, unlawful or unethical acts are always outside the scope of employment.

West Fraser neither condones nor tolerates any conduct that violates the law or discredits West Fraser’s reputation. It is the duty of each employee to avoid any circumstance that would violate this Code or the laws and regulations that govern West Fraser’s business.

In addition, it is the duty of each employee to be truthful and responsive in both internal and external investigations, including those conducted by auditors, regulators and other government officials who oversee our business. West Fraser employees who are asked to provide information in connection with an audit, inquiry or investigation must cooperate, be honest and ensure that all information that is provided is truthful and that West Fraser’s legitimate interests are protected. In addition, West Fraser employees should never destroy, falsify or alter documents or records relating to any potential or pending audit, inquiry or investigation.

3. Safety and Health

Given the nature of our work and our tradition of valuing our employees, particular attention is directed to compliance with laws and regulations governing safety and health practices. West Fraser expects all employees to make a conscious decision to maintain an adequate degree of health necessary to perform all aspects of their work and to utilize and follow safe work practices in every aspect of their daily work.

4. Environmental Stewardship

West Fraser is committed to being a good steward of the environment. We are committed to operating in an environmentally responsible manner and to supporting the local communities in which we operate. Accordingly, it is expected that each employee, officer and director of West Fraser act in accordance with, the Company’s Environmental Policy when making decisions that could have an environmental impact. This directive is in addition to West Fraser’s policy and practice of managing its businesses in compliance with all applicable environmental laws and regulations.

5. Human Rights, Discrimination and Harassment

West Fraser affirms its commitment to human rights and to affording all individuals who have the necessary qualifications an equal opportunity to compete for employment and advancement within West Fraser. West Fraser is committed to the philosophy and principle of equal employment opportunity for all present and prospective employees.

West Fraser is committed to providing a non-discriminatory, harassment-free work environment at its workplaces and also outside of its workplaces and working hours at work related events, including off-site meetings, training or business trips. West Fraser’s objective is to provide every employee with a work environment that is free of discrimination and harassment based on gender, race, colour, ethnic or national origin, age, religion, marital or family status, disability or sexual orientation.

Harassment including sexual harassment and bullying is prohibited. Likewise, the offensive or hostile working environment created by harassment including sexual harassment and bullying will not be permitted. Every employee, and every member of management, is expected to be sensitive to, and aware of any behaviour or situations which could be interpreted as harassment, including sexual harassment and bullying, and is responsible for taking immediate steps to stop any such actions or to correct any such situations. In addition, any complaints alleging harassment including sexual harassment are to be handled in a timely and fair manner.

Harassment is any conduct, comment, gesture or physical contact that is known or ought reasonably to be known as unwelcome, inappropriate or otherwise offensive to an individual or a group of individuals, where such behavior has the purpose or effect of creating an intimidating, hostile or offensive working environment. Harassment may take different forms, including actions such as: (1) inappropriate comments or jokes; (2) intimidation, bullying, unfair treatment or misuse of authority; (3) display or distribution of offensive materials; (4) unwelcome touching, sexual advances or requests or physical harassment; (5) any conduct, comment, gesture, or contact of a sexual nature that is likely to cause offence or humiliation or that might reasonably be perceived as placing a condition of a sexual nature on any employment opportunity; or (6) any other unwelcome action that may reasonably be perceived as offensive, disrespectful or discriminatory. At West Fraser, harassment is considered employee misconduct and is not tolerated. Depending on the nature and severity of the violation, disciplinary action may include termination. Certain violations also may require us to refer the matter to criminal authorities. Any supervisor who directs or approves of conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, will be subject to disciplinary action, up to and including termination.

In support of this commitment

•	West Fraser will not condone, tolerate or ignore any harassment or discrimination,

•	West Fraser will not condone, tolerate or ignore violence or threats of violence,

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every employee and potential employee, as well as every customer, supplier, contractor or other person in a business relationship with West Fraser must be treated with dignity and respect and every employee is responsible for treating all such persons with dignity and respect,

•	employees must intervene to stop the harassment or inappropriate behaviour where appropriate and must report any harassment or inappropriate behaviour of which they are aware or suspect,

•	West Fraser will train managers so they can maintain a harassment, discrimination and violence-free workplace, and promptly address concerns raised with, or observed, by them,

•	West Fraser will strive to have a diverse and inclusive workplace, and

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West Fraser is committed to continual improvement of its human rights standards and practices and to that end, will regularly review and assess the effectiveness of and our compliance with these provisions.

6. Conflicts of Interest and Corporate Opportunity

Conflicts of interest are prohibited as a matter of policy, except under guidelines approved by the Board of Directors. A “conflict of interest” exists when a person’s private interest interferes or could interfere in any way with the interests of West Fraser. Conflicts can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her duties for West Fraser objectively and fairly. Conflicts can also arise when an employee, officer or director, or a member of his or her family, receives inappropriate personal benefits as a result of his or her position with West Fraser. Employees, officers and directors must avoid situations in which his or her interests, actually or apparently, conflict with the interests of West Fraser. Even the appearance of a conflict of interest may be as damaging to the person and to West Fraser as an actual conflict.

Service to a direct competitor, significant customer or key supplier of West Fraser presents a heightened risk of conflict. Therefore, no employee, officer or director of West Fraser may work simultaneously for a direct competitor, significant customer or key supplier of West Fraser. Additionally, no employee or officer of West Fraser may serve on the board of directors of any corporation not owned or controlled by West Fraser, other than a non-profit, trade, professional, religious, civic or charitable corporation or organization, without the approval of the Board of Directors.

Questions or reports regarding any potential conflict of interest should be directed to the Board Chair, the Lead Director or the President and Chief Executive Officer.

No employee, officer or director may acquire an individual interest in a West Fraser transaction or exercise discretionary authority or make any recommendation or decision on behalf of West Fraser which would be to the financial benefit of such employee or to the direct financial benefit of a member of such person’s immediate family unless the interest or benefit is fully disclosed to the Board of Directors and approved in advance.

The buying or selling of West Fraser shares is governed by the Company’s Securities Trading Policy, a copy of which is available on the Company’s website (www.westfraser.com).

The acquisition or retention of a financial interest in any company which may be selling supplies, furnishing services or otherwise doing business with West Fraser, or the acquisition or retention of a financial interest in any competitor of West Fraser, is prohibited, with the exception of holding stock in such companies in an amount which is inconsequential to the total value of such companies or otherwise with the approval of the Board of Directors.

Employees, officers and directors are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee, officer or director may use corporate property, information or position for improper personal gain. Business opportunities or investments known or made available to any such person in the line of West Fraser’s business must be offered to West Fraser before that person acts for direct or indirect personal benefit. No employee, officer or director should enter into any transactions or engage in any practices (directly or indirectly) which would tend to influence him or her to act other than in the best interests of West Fraser.

All employees and executive officers are expected to devote their full time and ability during normal working hours to the service of West Fraser. No employee or executive officer may engage in any business or secondary employment that, because of the demands on such person’s time and interest, interferes with his or her obligations and responsibilities to West Fraser.

7. Protection and Proper Use of Assets

Employees, officers and directors should endeavour to protect West Fraser’s assets and ensure their efficient and proper use. Theft, carelessness and waste have a direct impact on West Fraser’s profitability. Any suspected incident of fraud or theft should be immediately reported to any supervisor or member of management, including the President and Chief Executive Officer. West Fraser’s assets should be used for legitimate business purposes, though incidental personal use may be authorized from time to time.

8. Offering or Accepting Gifts and Gratuities / Anti-Corruption

We prohibit all forms of bribery, including commercial bribery. As a general rule, “anything of value” offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of a function or an activity, can be considered a bribe. Bribes come in many forms and activity may be construed as such anytime there is the giving or receiving of an undue reward to influence another party’s behaviour. Some specific examples of undue rewards that can constitute a bribe include cash, gifts, business opportunities or contracts, travel, entertainment and other expenses.

Bribery includes directly or indirectly making a payment or giving a reward, advantage, kickback or benefit or anything of value to a foreign government official or to a government official of one’s own country to obtain or retain business or any other improper advantage or for any improper or corrupt purpose, whether for the benefit of West Fraser or the employee. This includes directly or indirectly making a payment to a person knowing, or being reasonably expected to know, that the person will forward it, or have it forwarded, to a foreign or domestic government official.

Commercial bribery means paying or offering to pay a secret bribe or commission to or conferring a secret benefit on an employee, representative or agent of any third party, without that company’s knowledge, to induce the recipient to act or forbear to act in relation to that company’s affairs or paying or offering to pay a secret bribe or commission to or conferring a secret benefit on one of our employees to induce that employee to act or forebear to act in relation to our affairs.

No employee, regardless of position, will offer or give (directly or indirectly) any bribe, kickback or improper payment or consideration for assistance or influence concerning any transaction affecting West Fraser. We do not condone any form of bribery, including facilitation payments or other types of bribery, gifts and benefits outside these guidelines, kickbacks and extortion, either directly or indirectly through an agent or third party. Local customs do not provide an exception to this requirement.

In addition, no employee, regardless of position, will ask for or accept (directly or indirectly) any bribe, kickback or improper payment or consideration from a customer, supplier, government official or employee or from any other person in consideration for assistance or influence concerning any transaction affecting West Fraser. Anyone receiving an offer of such bribe, kickback or improper payment or consideration designed to influence a business transaction will report the same to the Board Chair, the Lead Director or the Chief Executive Officer.

Both the giving and receiving of modest gifts or entertainment as a part of normal business courtesy and hospitality are not prohibited. However, the use of expense accounts to deviate from any policy described herein is strictly forbidden.

In addition, applicable anti-bribery laws, including Canada’s Corruption of Foreign Public Officials Act, the Criminal Code and the US Foreign Corrupt Practices Act, prohibit giving or offering to give money, advantages or benefits of any kind to a domestic or foreign public official in order to gain a business advantage. A public official is a person holding one of the following types of jobs:

•	any employee, official or agent of any governmental or regulatory agency, authority or instrumentality;

•	any person who holds a legislative, administrative or judicial position with any governmental or regulatory agency, authority or instrumentality;

•	any employee of a wholly or partially state owned or controlled corporation or enterprise; or

•	any employee, official or agent of a public international organization

If circumstances arise that may be considered bribery, please contact your immediate manager, or you may also utilize the Company’s confidential whistleblower reporting procedure as outlined in section 16 of this Code.

9. Confidential Information

Confidential information is that kind of information known only to persons having a confidential relationship with West Fraser and includes:

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information or material that relates to West Fraser’s manufacturing methods and operations, machine design and operation, articles of manufacture, compositions, inventions, engineering services, technological developments, “know-how”, purchasing, accounting, merchandising, licensing, customer and supplier information or other information about business contacts;

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any personally identifiable information relating to employees, customers or other third parties such as names, addresses or any other information uniquely associated with an individual or an organization, including all information that is subject to privacy legislation;

•	any data of a financial or legal nature, where disclosure or sharing has not been explicitly authorized; and

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all other information that does not fall into the preceding categories, but where it is reasonable to expect that the information would not usually be known by the general public, or the disclosure of which could provide an organization with some kind of business advantage or its disclosure could be harmful to West Fraser or its employees, customers or other third parties with which West Fraser does business.

Confidential information is deemed to be the exclusive property of West Fraser. In the course of their work for West Fraser, employees may become aware of confidential information. Such information must be held in strictest confidence both during and subsequent to the term of employment of any employee. Furthermore, confidential information is to be used solely for corporate purposes and never for the direct or indirect gain of the employee.

Employees in possession of material information about West Fraser must abstain from trading in its securities for as long as this inside information is not publicly available. “Material information” is information that a reasonable investor would consider important in deciding to purchase or sell a security and that could affect the price of the security when known to all traders. In some cases, it might include earnings estimates, share and dividend activity, changes of control of management, pending mergers, sales or acquisitions, or other significant business developments. Providing such non-public material information to others who then trade on it is also strictly prohibited. Employees of West Fraser are expected to read and comply with West Fraser’s Securities Trading Policy.

Special care is required in the release of information of a sensitive or material nature, the disclosure of which could influence the judgment of investors trading in West Fraser securities. News media contact and public discussion of West Fraser business should only be made through West Fraser’s authorized spokesperson.

10. Competition and Fair Dealing

West Fraser seeks to outperform its competition through fair and honest efforts. West Fraser endeavours to acquire competitive advantages through superior performance and never through unethical or illegal business practices. Stealing proprietary information, obtaining trade secret information without the owner’s consent, or inducing such disclosures through past or present employees of other companies is prohibited. Each employee should respect the rights of, and deal fairly with, West Fraser’s customers, suppliers, competitors and employees. No employee should take unfair advantage of any person or organization through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

11. Political Contributions

Except when approved by the Board Chair, the Lead Director or the President and Chief Executive Officer of West Fraser and when legal and in the best interests of West Fraser, corporate funds, credit, property or services may not be used (directly or indirectly) to support any political party or candidate for public office, or to support or oppose any ballot measure. Employees are encouraged to support political parties and candidates with their own efforts and money and in a manner that does not imply that the support is on behalf of West Fraser, but West Fraser will not reimburse or subsidize them in any way for such political participation unless specifically authorized by the Board Chair, the Lead Director or the President and Chief Executive Officer.

12. Accounting, Reporting and Disclosure of Information

Every employee is required to follow prescribed accounting and reporting procedures. All of West Fraser’s accounting books, records, reports and financial statements, as well as supporting papers, must accurately reflect and describe corporate transactions and must conform both to applicable legal requirements and to West Fraser’s system of internal control. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues or expenses. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation and are fully disclosed at, and authorized by, the appropriate level of management.

Every employee is required to retain records that are complete and in compliance with applicable standards, laws and regulations and with West Fraser’s information management policies, standards and procedures including those related to the retention and destruction of documents and records and the handling of documents and records in connection with any litigation or court proceedings, audits and investigations.

West Fraser is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, applicable Canadian and U.S. securities regulatory authorities and stock exchanges, including the British Columbia Securities Commission, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the New York Stock Exchange, as well as in other public communications made by West Fraser. All employees who are responsible for the preparation of West Fraser’s public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures made by and information disseminated by West Fraser are made honestly, accurately and in compliance with West Fraser’s disclosure controls and procedures and West Fraser’s Corporate Disclosure Policy with the goal to provide full, fair, accurate, timely and understandable disclosure. Guidelines for the public disclosure of information is governed by the Company’s Corporate Disclosure Policy, a copy of which is available on the Company’s website (www.westfraser.com).

13. Electronic Communication and Internet Protocol

Employees who use electronic mail, voice mail, or other electronic systems at West Fraser must be careful to maintain the highest legal, ethical and moral standards the Code requires. Access to the Internet is provided as a business tool to assist in the day-to-day performance of workplace duties. Individuals may be permitted to use Internet access for personal use provided that it is kept to a bare minimum. The accessing, viewing, storage or transmission of suspect, pornographic or otherwise objectionable material is not permitted. Any such material is to be removed immediately.

14. Waivers of the Code

Any waiver of this Code for employees, officers or directors may be made only by the Board of Directors or a committee thereof comprised of independent directors, and will be promptly disclosed as required by law.

15. Compliance and Reporting

As part of the Company’s commitment to the highest standards of ethics, employees are encouraged to promptly report any actual or potential misconduct (whether illegal or unethical) and any Code or other company policy violations. All of us have the obligation to inform an appropriate representative of management of any conduct that violates the law or any West Fraser policy, including this Code. An actual or potential misconduct may be reported to your immediate manager.

All of our management representatives have received instructions to deal with any reports in a timely, effective way and to ensure that confidentiality is maintained. West Fraser does not permit retaliation of any kind for reports of misconduct by others made in good faith. Where appropriate or required, anonymity will be protected.

If, after due internal investigation, non-compliance is found, those responsible will be the subject of disciplinary action including, when appropriate, dismissal. Employees, officers and directors are expected to cooperate in internal investigations of misconduct.

West Fraser seeks to promote ethical behaviour by its employees, officers and directors. Toward that end, each person subject to this Code is encouraged to discuss any questions of interpretation or application of this Code to a particular circumstance with an appropriate management representative.

16. Whistleblower Protection

In the event reporting to your immediate manager of actual or potential misconduct or Code or company policy violations is considered inappropriate, does not provide the necessary level of confidentiality or if you otherwise prefer, the actual or potential misconduct may be reported:

(i) by leaving a voice report with the Company’s Director of Internal Audit at (604) 895-2700 or by mailing or couriering a report to the Company’s head office at 501-858 Beatty St. Vancouver, BC, V6B 1C1, addressed to the Director of Internal Audit and marked “Personal and Confidential”; or

(ii) through our reporting hotline that is managed by ClearView Connects, an independent third party service provider that will receive confidential and, if required, anonymous reports, by submitting an on-line report through the below website or by calling and making a report as follows:

Website: www.clearviewconnects.com

Mail: ClearView Connects – PO Box 11017, Toronto, Ontario, M1E 1N0

North American Hotline: 1 (866) 608-7287 / European Hotline: 00 800 9643 9643

Any submission made by an employee of the Company regarding an actual or potential misconduct will be treated on a confidential basis. The employee’s identity will be treated anonymously and confidentially, unless specifically permitted to be disclosed by the employee or unless required by law. Anonymous or confidential submissions will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the actual or potential misconduct.

Any employee who in good faith reports an actual or potential misconduct will be protected from threats of retaliation, discharge or other types of sanctions.

No employee will be penalized for inquiring, in good faith, about apparent actual or potential misconduct or for obtaining guidance on how to handle suspected misconduct. Further, the Company will not allow retaliation for reports made in good faith.

17. Hedging and Monetization

The Company’s directors and senior executives are required to meet specified equity or equivalent ownership targets to further align their interests with that of other shareholders. Transactions that hedge, limit or otherwise change a director’s or senior executive’s economic interest in and exposure to the full rewards and risks of ownership in West Fraser securities would be contrary to this objective.

For that reason, all West Fraser directors, as well as executives who hold job positions at or above the vice-president level (e.g. Chief Executive Officer, Chief Financial Officer, Presidents and Vice-Presidents), including individuals in acting positions, are prohibited from engaging in the following transactions with respect to West Fraser securities:

•	short sales;

•	monetization of equity or equity equivalent awards (e.g. stock options, restricted stock units, performance stock units, deferred share units) before vesting;

•	transactions in derivatives on West Fraser securities such as put and call options; or

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any other hedging or equity monetization transactions where the director’s or executive’s economic interest and risk exposure in the West Fraser securities are changed, such as collars or forward sale contracts.

The prohibitions outlined above do not apply to trades associated with the exercise of West Fraser stock options in accordance with West Fraser approved procedures.

18. Substance Abuse

We are committed to maintaining a workplace and safe working conditions. Consumption of alcohol, drugs or medication that may result in impaired judgement at work, put people at risk of injury or affect work performance is not permitted (even if the consumption occurs outside of work hours). Employees are also required to comply with our Substance Abuse policy which is incorporated into and attached to this Code.

SUBSTANCE ABUSE POLICY

The company, with employee cooperation, has a responsibility to ensure safe working conditions. To satisfy these responsibilities, the company will ensure a work environment where its employees are free from the effects of drugs, alcohol and other performance impairing substances.

West Fraser recognizes that alcohol and drug addiction is an illness. As a company we will encourage people to seek help voluntarily, assist supervisors to deal with associated challenges, and discourage people from ‘covering up’ or enabling the illness to continue. However, employees discovered under the influence at work can expect disciplinary action up to and including termination. Participation in a treatment program may become a condition of continued employment if a dependency issue exists.

POLICY:

1.	The sale, distribution, possession or use of any illegal and/or performance impairing substance on company premises will result in immediate termination.

2.

Reporting for work under the influence of alcohol or other performance impairing substances, whether legal or illegal, is strictly prohibited and will result in suspension pending determination of appropriate disciplinary action and may result in termination of employment.

3.

If an employee is under a doctor’s care and must take medication, it is an employee’s responsibility to ensure the proper use of that medication and to inform their supervisor. Medications of concern are those that inhibit an employee’s ability to perform their job safely and productively; written authorization to work while using medications of concern must be provided by the company physician or the family physician. The supervisor will assist the employee in reporting to the company physician the use of medically authorized drugs or other substances which can impact job performance. Authorized drugs in this category must be approved in writing by the company physician.

4.

When the supervisor has reasonable suspicion or evidence that an employee is under the influence of alcohol or drugs, the employee may be suspended without pay. Transportation will be provided to his or her place of residence. Where there is concern for the safety or wellbeing of the employee, they will be accompanied to the hospital and placed in the care of a health professional.

5.

Where a dependency issue has been confirmed, the employee will be required to follow a treatment plan as set out by a Drug & Alcohol Counselor in conjunction with the Company medical office. The employee will be required to sign a written agreement containing the details of the prescribed treatment, and compliance will be a condition of their continued employment.

6.	If approved, the employee may qualify for short term disability while participating in a treatment program.

7.

Return to work will be allowed when the employee’s physician deems them fit to return to duties and after they have tested negative for drugs or alcohol and upon approval from the Company physician. The employee will be required to comply with an on-going after-care program as recommended by the Drug & Alcohol Counselor and/or the Company physician. The employee must enter into a rehabilitation agreement with the Company which includes submitting to random drug and alcohol testing for a period of 24 months. Compliance with these terms will be a condition of continued employment.

8.

An employee who voluntarily asks for help with a drug or alcohol problem may be offered assistance as recommended by a Drug & Alcohol Counselor, the employee’s family physician and/or the Company physician. The employee will be required to comply with the terms and conditions laid out in the treatment and return to work plan prescribed by this policy.

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